UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Symbollon Pharmaceuticals, Inc.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                   87151H 10 6
                                 (CUSIP Number)


                          Paul C. Desjourdy, President
                         Symbollon Pharmaceuticals, Inc.
                                 37 Loring Drive
                               Framingham, MA 01702
                                 (508) 620-7676
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 87151H 10 6             SCHEDULE 13D                 PAGE 2 OF 7 PAGES
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     1)   Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

                             Paul C. Desjourdy
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
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     3)   SEC Use Only
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     4) Source of Funds (See Instructions) PF, SC
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     5)   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [ ]
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     6) Citizenship or Place of Organization United States of America
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Number of      (7)  Sole Voting Power         406,814
Shares         _________________________________________________________________
Beneficially
Owned by       (8)  Shared Voting Power         -0-
Each           _________________________________________________________________
Reporting
Person         (9)  Sole Dispositive Power    406,814
With           _________________________________________________________________

               (10) Shared Dispositive Power    -0-
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 406,814 shares
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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) [ ]
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     13)  Percent of Class Represented by Amount in Row (11)    9.7%
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     14) Type of Reporting Person (See Instructions) IN


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CUSIP NO. 87151H 10 6             SCHEDULE 13D                 PAGE 3 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is Class A common stock, $0.001 par value per share, of Symbollon
Pharmaceuticals, Inc. The name and address of the principal executive offices of the issuer are:

         Symbollon Pharmaceuticals, Inc.
         37 Loring Drive
         Framingham, MA 01702

ITEM 2. IDENTITY AND BACKGROUND

       (a)      Paul C. Desjourdy

       (b)      Symbollon Pharmaceuticals, Inc. 37 Loring Drive Framingham, MA
                01702

       (c) President, chief operating officer, chief financial officer, treasurer, general counsel and a director of Symbollon Pharmaceuticals, Inc., a development-stage drug development company (business address listed in Item 2(b) above).

       (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, the reporting person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)      Citizenship: United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On November 21, 2003, the reporting person agreed to terminate options to purchase 345,000 shares of the issuer's Class A common stock, exercisable at prices ranging from $1.69 to $9.06 and the issuer granted to the reporting person, as incentive compensation, an option to purchase 300,000 shares of the issuer's Class A common stock, at an exercise price of $0.275 per share. That option vested 100,000 on November 21, 2003 and 100,000 on each of the first two anniversaries of the grant. As a result of this transaction, the reporting person's beneficial ownership changed as of November 21, 2003.

The reporting person currently owns 306,814 outstanding shares of the issuer's Class A common stock of which: 39,700 shares where obtained through the reporting person's retirement account for $33,536, 5,500 shares were purchased through the issuer's stock purchase plan for $12,625, 10,000 shares were


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CUSIP NO. 87151H 10 6             SCHEDULE 13D                 PAGE 4 OF 7 PAGES
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purchased from the issuer as part of a private placement for $17,500 and 251,614 shares were obtained upon exercise of previously granted stock options, paid for with $448,915 borrowed from the issuer.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting person acquired the outstanding common stock described in
Item 3 above as a personal investment, and the stock options described in Item 3 above as part of his compensation as an employee and executive officer of the issuer. The reporting person has no plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the issuer;

       (f) Any other material change in the issuer's business or corporate structure;

       (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)      Any action similar to any of those enumerated above.



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CUSIP NO. 87151H 10 6             SCHEDULE 13D                 PAGE 5 OF 7 PAGES
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) The reporting person beneficially owns 406,814 shares of the common stock of the issuer, including 306,814 outstanding shares owned directly and options exercisable currently or within 60 days to purchase 100,000 shares.

                These 406,814 shares represent approximately 9.7% of the issuer's outstanding common stock.

       (b) The reporting person has sole power to vote, direct the vote of, dispose of, and direct the disposition of 406,814 shares of common stock. He does not have shared power with respect to any shares.

       (c)      In addition to the options terminated and granted as reported in
                Item 3 above, the reporting person has had no other transactions in the issuer's securities during the past sixty days.

       (d) No other person has rights with respect to the securities which the reporting person beneficially owns.

       (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       In January 2001, the reporting person exercised options to purchase 251,614 shares of Class A common stock pursuant to the issuer's executive loan program by executing a promissory note for $448,915. The promissory note is secured by the 251,614 shares.

       The reporting person has options to purchase, currently or within 60 days, 100,000 shares of the issuer's common stock at a price of $0.275 per share, and options for an additional 200,000 shares at a price of $0.275 per share which vest 100,000 on November 21, 3004 and 100,000 on November 21, 2005, granted under various stock option plans of and agreements with the issuer. The plans and agreements provide the terms for the grant, exercise, termination, expiration and adjustment of the options. These options are not transferable during the life of the reporting person. The option terms do not include any restrictions or requirements relating to voting of any of the issuer's securities, finder's fees, joint ventures, loans, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.



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CUSIP NO. 87151H 10 6             SCHEDULE 13D                 PAGE 6 OF 7 PAGES
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       Except as stated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person or persons with respect to any other securities of the issuer. None of the shares of common stock of the issuer which the reporting person beneficially owns are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Form of Stock Option Agreement entered into between the issuer and Paul C. Desjourdy (previously filed as exhibit number 99.1 to the Schedule 13D filed January 7, 2002 and incorporated by reference).

     2. Promissory Note, dated January 11, 2001, between the issuer and Paul C. Desjourdy, together with the Pledge Agreement and Letter Agreement related thereto (previously filed as exhibit number 99.2 to the Schedule 13D filed January 7, 2002 and incorporated by reference).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004
                                                   /s/ Paul C. Desjourdy
                                                   ----------------------------
                                                   Paul C. Desjourdy